Exhibit 99.1

UTStarcom Announces Changes to Its Board of Directors

HANGZHOU, China, Mar 26, 2024 (GLOBE NEWSWIRE) -- UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced changes to the Board of Directors and appointed Dr. Yong Wang as the Company’s new independent director, effective Mar 21, 2024.

Dr. Jintong Lin resigned from the Company’s board of Directors, as well as the chairman of the Company’s Nominating and Corporate Governance Committee, member of Audit Committee andCompensation Committee on Mar 21, 2024, which he had held since September 2019.Dr. Yong Wang was appointed as an independent director of the Company and the positions in various committees vacated by Dr. Lin, effective Mar 21, 2024.

Mr. Ning Shan, UTStarcom's Chairman of Board of Directors, commented, “On behalf of the Company and the board of directors, we would like to thank Dr. Lin for his dedication and contribution to the Company over the years. At the same time, we are pleased and excited to welcome Dr. Wang to join our Board. With his extensive legal expertise and risk management experience, we believe Dr. Wang will play an important role in our corporate governance and help the Company’s healthy development."

Dr. Wang is currently a professor at the School of Civil, Commercial and Economic Law of China University of Political Science and Law. He is the vice president of the China Commercial Law Research Association and one of the founders of Beijing Hongfan Jiuzhou Consulting Co., Ltd. He also serves as an independent director of Tongding Interconnection Information Co., Ltd. since November 2023, and an independent director of Beijing Capital Eco-Environment Protection Group Co., Ltd. since January 2024. In addition, Dr. Wang serves as the chairman of the board of supervisors of SPD Silicon Valley Bank Co., Ltd. since March 2023, and an independent director of Huaneng Guicheng Trust Co., Ltd. Dr. Wang has been teaching at China University of Political Science and Law since 1999. Mr. Wang earned a bachelor degree in Education from China Youth University of Political Studies in 1990, a master degree in Economic Law from Nanjing University in 1996, and a doctorate degree in Civil and Commercial Law from China University of Political Science and Law in 1999.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /